 COVER LETTER

A  PROFESSIONAL  CORPORATION
LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LneilsonLaw@aol.com

August 17, 2012

Securities and Exchange Commission
Attn:  John Reynolds, Assistant Director
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

VIA:  EDGAR

Re:	Canyon Gold Corp.
Amendment No. 4 to
Form S-1 (Filed July 20, 2012)
SEC File No. 333-177903

Dear Mr. Reynolds:

In response to your letter dated August 3, 2012, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Canyon Gold Corp. (“Canyon Gold” or the “Company”) and is based solely upon representations made, and documents and information provided by the Company.  Amendment No. 4 to the Registration Statement on Form S-1 is being filed concurrently with this letter.    The Company has made certain changes in the Amendment in response to the Staff’s comments as described below.

Relationships and Related Party Transactions

Comment 1.
We reissue comment three from our letter dated May 10, 2012. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each debt transaction.

Response to Comment 1:  In response to your comment, we have revised our disclosure under the “Relationships and Related Party Transactions” heading starting on page 33 that, together with our prior disclosure, complies with Items 404(a) and 404(d) of Regulation S-K.  Accordingly, please be advised of the following:

1.           Each related person is identified and his nature of relationship to the Company is described.

2.           Each related person’s interest in the transaction with the Company is described.

3.           The dollar value of the amount involved in each transaction is disclosed.

4.           The dollar value of the amount of the related person’s interest in the transaction is disclosed.

5.      The principal amount involved in each transaction is set forth as is the amount outstanding at the fiscal year end April 20, 2012 and as of the latest practicable date.  Please note that no amount of principal or interest has been paid to date.

6.      We have included additional information regarding the transactions and related persons that we believe are material and helpful to the reader’s understanding

We have added three new paragraphs at the end of the “Relationships and Related Party Transactions” heading on page 34 to clarify and more completely describe transactions with certain related parties.

Comment 2.
Please disclose the total amount that has been paid to Mr. Blewett for office space. In addition, please explain why such payments are not included in the executive compensation section. Also, footnote three states that “these services are compensated as per a service agreement between the Company and related party executed on April 30, 2011, whereby the fee is based on the services provided and invoiced by related party on a monthly basis.” Please disclose the material terms of this service agreement and the amounts paid under this agreement. In addition, include payments made under the agreement in the summary compensation table, and file the agreement as an exhibit.

Response to Comment 2:  The penultimate paragraph under the “Relationships and Related Party Transactions” heading on page 34 has been expanded to disclose in greater detail Mr.Blewett’s agreement with the Company including his payments received for rent and for services as President and CEO of the Company. We have also disclosed the materially terms of Mr. Blewett’s Service Agreement and included payments made under the Service Agreement in the Executive Compensation table on page 35, including footnotes thereto. We have included as Exhibit 10.5 a copy of Mr. Blewett’s Service Agreement.

Comment 3.
We note that Administration Agreement disclosed in footnote six to the financial statements. Please disclose the material terms of this agreement and provide the disclosure required by Item 404 of Regulation S-K. File the agreement as an exhibit.

Response to Comment 3: We have added a new paragraph as the third to last paragraph under the “Relationships and Related Party Transactions” heading on page 34 that discusses the material terms of the Administration Agreement with EMAC Handels AG.  We have also included as Exhibit 10.6 a copy of the Administration Agreement.

Comment 4.
Please file the Settlement Agreement with EMC as an exhibit.

Response to Comment 4:  Please be advised that we have included as Exhibit 10.7 a copy of the Settlement Agreement with EMAC Handels AG.

Executive Compensation

Comment 5.
We note that footnote one refers to disclosure through January 2012 for the fiscal year ended April 30, 2012. Please provide the disclosure for the full fiscal year, since that date has passed. In addition, please provide the information for the year ended 2012 for Mr. Schneider in the summary compensation table.

Response to Comment 5:  We have revised the Executive Compensation table and footnotes on page 35 to disclose information for fiscal years ended April 30, 2011 and 2012 and to clarify the information to include all payments made and all accruals.  Upon a further review of Company records, certain necessary revisions to the information were made for the named principals.

Comment 6.
Please reconcile the disclosure in the narrative before the summary compensation table with the disclosure in the table. Also, the disclosure refers to amounts paid to other former directors, but the table only reflects one former director. Please reconcile.

Response to Comment 6:  Disclosure in the first paragraph under the “Executive Compensation” heading on page 34 has been revised and clarified to reconcile the information set forth in the revised Executive Compensation table. Please note that during fiscal 2011 and 2012, there was only one former director, Nand Shankar, whose information is set forth in the table.

Comment 7.
Footnote six to the financial statements refers to a Service Agreement with Mr. Schneider. Please disclose the material terms in this section and file the agreement as an exhibit.

Response to Comment 7:  The final paragraph under the “Relationships and Related Party Transactions” heading on page 34 discloses and discusses the material terms of the Service Agreement with Mr. Schneider.  A copy the Service Agreement is included as Exhibit 10.8.

Financial Statements

Consolidated Statements of Stockholders’ Deficit

Comment 8:
Please reconcile the common stock and additional paid in capital amounts for the year ended April 30, 2011 to those amounts disclosed on your balance sheet.

Response to Comment 8.  The common stock and additional paid-in capital items as of April 30, 2011 have been revised in the balance sheet per your comment and also in the Summary Financial Information on page 5 of the prospectus. Common stock and additional paid-in capital of Canyon Gold as of April 30, 2011 has been changed to reflect the $0.0001 par value of common stock, giving effect to the reverse acquisition transaction as presented in the statement of stockholders’ deficit and as disclosed in footnote 9, with related disclosure included in that footnote. We have also added an explanatory paragraph under the first table of footnote 9 to clarify the above information.

Please continue your review of the Form S-1.  We respectfully request that following your review, your will accept the Company’s written request for acceleration of the effective date of the registration statement.

We will deliver to the Staff “redlined” hard copies of the Form S-1 for your convenience.
Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com with a copy to Delbert G. Blewett at del.b32@gmail.com.

Yours truly,

/S/Leonard E. Neilson

Leonard E. Neilson
:ae
Attachments
cc:  Delbert G. Blewett, President, Canyon Gold Corp.